Exhibit 99.1

RRsat Global Communications Network Ltd.

PROXY STATEMENT
______________

Annual General Meeting of Shareholders

October 20, 2014

We invite you to attend RRsat Global Communications Network Ltd.’s Annual General Meeting of Shareholders.  The meeting will be held on October 20, 2014, at 4:00 p.m. (Israel time), at RRsat’s executive offices at RRsat Building, Negev Street, Airport City 7019900, Israel.

We are sending you this Proxy Statement because you hold Ordinary Shares, par value NIS 0.01 per share, of RRsat.  Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)	to reelect 8 directors to our board of directors;

(2)	to approve an amendment to our Articles of Association to change the company’s name to RR Media Ltd.;

(3)	to approve changes to the compensation terms of our Chief Executive Officer; and

(4)
to ratify the appointment and compensation of Somekh Chaikin, a member of KPMG International, as our independent public accountants for 2014 – Israeli law requires that we ask you, on an annual basis, to approve the appointment and compensation of our independent public accountants; when this proposal is raised, you will also be invited to discuss our 2013 consolidated financial statements.

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card.  Attached is the proxy card for the meeting that is being solicited by our Board of Directors.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at RRsat Building, Negev Street, Airport City 7019900, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by October 20, 2014 at 6:59 A.M. (Israel time).  Unless you indicate otherwise in the proxy card, by signing and returning the proxy card you are certifying that:

•      Your holdings and your vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex H to RRsat’s Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to RRsat’s Special License No. 5-10439-2-95049 (or the consent of the Israeli Minister of Communications was previously obtained); and

•      You are NOT a controlling shareholder of RRsat and you do NOT have a personal interest in the adoption of proposal No. 3.

Copies of the proxy card, the notice of the meeting and this proxy statement are available at http://www.astproxyportal.com/ast/15028.

Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on September 15, 2014.  You are also entitled to notice of the meeting and to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on September 15, 2014, or which appeared in the participant listing of a securities depository on that date.  We are mailing copies of this proxy statement and the proxy cards to our shareholders on or about September 15, 2014, and we will solicit proxies primarily by mail and email.  The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and we will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

On September 12, 2014, we had outstanding 17,396,735 Ordinary Shares.  Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting.  Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing at least one-third of our voting power.  This is known as a quorum.  If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one day (to the same time and place), or to a day, time and place proposed by our Board of Directors.  Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, provided they hold Ordinary Shares representing at least 10% of our voting power.  Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve proposals Nos. 1, 3 and 4.  In order to approve proposal No. 2, the affirmative vote of the holders of at least sixty percent (60%) of the voting power represented and voting in person or by proxy is required.  In addition, in order to approve proposal No. 3, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the relevant proposal, or the total shares of non-interested shareholders voted against the relevant proposal must not represent more than two percent of our outstanding Ordinary Shares.

Please note, that under Israel’s Companies Law, you are also deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal, and you are also deemed to have a personal interest in shares for which you have the right to vote pursuant to a power-of-attorney.  In addition, you are deemed to have a personal interest if a company, other than RRsat, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our Ordinary Shares.

If a shareholder holds Ordinary Shares through a bank or broker it is critical for that holder to cast a vote if that holder wants it to count.  If a shareholder holds Ordinary Shares through a bank or broker and does not instruct the bank or broker how to vote, no votes will be cast on that shareholder’s behalf.

Our Board of Directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 4 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS; EXECUTIVE COMPENSATION

           The following table shows information as of September 12, 2014, for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding Ordinary Shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group.  The information in the table below is based on 17,396,735 Ordinary Shares outstanding as of September 12, 2014.  Except as otherwise set forth below, the street address of the beneficial owners is c/o RRsat Global Communications Network Ltd., RRsat Building, Negev Street, Airport City 7019900, Israel.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ordinary Shares

Executive Officers and Directors
Dr. Shlomo Shamir	46,848	*
Avi Cohen	58,561	*
Shmuel Koren	-	-
Lior Rival	34,127	*
Ziv Mor	1,106	*
Maya Rival	20,548	*
Ohad Har-Lev	1,106	*
Tzurit Golan	-	-
Elad Manishviz	-	-
Nissim Barda	-	-
Simon Paul Kay	-	-
Nicholas Paul Pannaman	-	-
David Assia	9,446	*
Harel Beit-On		-
Vered Levy-Ron	446	*
Yigal Berman	-	-
Alexander Milner	-	-
Ron Oren	297	*
David Rivel	821,381	4.72%
Yaron Sheinman	-
Ayal Shiran
All directors and officers as a group (21 persons)	933,866	5.71%

Five Percent Shareholders
Del-Ta Engineering Equipment Ltd. (2)	5,940,367	34.1%
Viola A.V. RRsat, Limited Partnership (3)	4,958,374	28.5%
_______________________

*      Less than 1%.

(1)           Includes outstanding options that vest within 60 days of September 12, 2014

(2)           Based on Schedule 13D/A filed with the SEC on December 5, 2013 and on other information provided to us.  The address of Del-Ta Engineering Equipment Ltd. is Inter-Gamma house industrial P.O.B 3805 Kfar Neter 40900.  Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of September 1, 2014, Inter-Gamma Investment Company Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owned shares of Rapac Communication & Infrastructure Ltd. representing approximately 56.9% of the voting power and share capital of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of September 1, 2014, Mr. Tanhum Oren beneficially owned shares of Inter-Gamma Investment Company Ltd. representing approximately 89.57% of the voting power and share capital of Inter-Gamma Investment Company Ltd.  In addition to the Ordinary Shares held by Del-Ta Engineering Equipment Ltd. as listed above, Rapac Communication & Infrastructure Ltd. directly holds 251,228 Ordinary Shares.  Mr. Oren disclaims beneficial ownership of the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in Inter-Gamma Investment Company Ltd.

(3)           Based on Amendment No. 3 to Schedule 13D filed with the SEC on April 10, 2014 and on other information provided to us.  The address of Viola A.V. RRsat, Limited Partnership is 12 Abba Eban Avenue, Herzliya Pituach 4672530, Israel.  Viola P.E. GP Ltd. serves as the general partner of Viola A.V. RRsat, Limited Partnership and possesses voting and investment authority with respect to the Ordinary Shares held thereby.  Mr. Harel Beit-On is the sole director of Viola P.E. GP Ltd.  The holdings of equity interests of Viola P.E. GP Ltd. by Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi constitute, directly or indirectly, a majority of the issued and outstanding share capital of Viola P.E. GP Ltd., in the aggregate, and provide them with ultimate voting and investment authority with respect to the Ordinary Shares directly held by Viola A.V. RRsat, Limited Partnership.  In addition, Viola A.V. RRsat, Limited Partnership has voting rights over an additional 821,381 Ordinary Shares held by Mr. David Rivel pursuant to that certain Shareholders Agreement, dated April 4, 2013, by and between Viola A.V. RRsat, Limited Partnership and David Rivel.

The following table sets forth the annual compensation earned during fiscal 2013 by RRsat’s Chief Executive Officer and the next four most highly-compensated directors and executive officers (in U.S. dollars).

Name and Position	Salary Cost	2013 Cash Bonus	Value of Option Awards	Other Compensation*		Total

Avi Cohen (Chief Executive Officer)	$336,677	$114,400	$90,000	$28,732	(1)	$569,809

David Rivel (Director, Founder and former Chief Executive Officer)	--	--	--	$433,946	(2)	$433,946

Lior Rival (Chief Commercial Officer)	$240,184	$91,000	$30,137	$24,565	(1)	$385,886

Ohad Har-Lev (President of RRsat America)	$196,213	$18,200	$35,398	$90,125	(1)	$339,936

Maya Rival (Vice President Procurement and Special Projects)	$191,872	$9,100	$18,836	$13,507	(1)	$233,315
_______

(1) consists primarily of car leasing expenses.
(2) consists of Consulting Services and Non-competition undertaking. .

ITEM 1 – PROPOSAL TO REELECT EIGHT DIRECTORS

You are being asked to reelect eight of our current directors: Dr. Shlomo Shamir, Harel Beit-On, Yigal Berman, Alexander Milner, Ron Oren, David Rivel, Yaron Sheinman and Ayal Shiran.  Our two Outside Directors, David Assia and Vered Levy-Ron, are not required to stand for reelection at this meeting as their term of office expires in January 2016.

In accordance with Israel’s Companies Law, each of the nominees for reelection to our Board of Directors (as well as our two Outside Directors) has certified to us that he or she meets all the requirements of Israel’s Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of RRsat, taking into account the size and special needs of RRsat.

Nominees for Director

Our Board of Directors recommended that the following eight nominees be reelected to our Board of Directors at the meeting.  If reelected at the meeting, these nominees will serve until next year’s annual meeting of our shareholders.

Dr. Shlomo Shamir has been the Chairman of our board of directors since May 2011 and a member of our board of directors since April 2011.  Dr. Shamir has significant senior-level management experience from several leading global technology companies, with business experience on six continents and in several industries.  Prior to joining RRsat, Dr. Shamir served from July 2009 until March 2010 as the President of Aeronautics Systems Ltd.  Prior to that position, he served from 2005 until 2009 as the President of NICE Systems Ltd. (NASDAQ:NICE), and from 2001 until 2005 as the President and CEO of NICE Systems Inc.  Before joining NICE in 2001, Dr. Shamir served as President and CEO of CreoScitex Americas from 2000 to 2001 and as President and CEO of Scitex Americas from 1997 until 2000.  Prior to joining Scitex, Dr. Shamir served for 24 years in the Israel Defense Forces and retired as a Brigadier General.  He is currently also the Chairman of the Board of Directors of Scodix Ltd., and a board member of M.S.T. Raviv Modular Space Transportation 2002 Ltd. Dr. Shamir holds a Bachelor of Science degree in Physics from the Technion – Israel Institute of Technology (1969), and Master of Science (1978) and PhD (1980) degrees in Engineering Economic Systems from Stanford University, California.

Harel Beit-On has been an alternate director of the company since September 2013 and is a General Partner of Viola Private Equity, an Israeli private equity fund, since 2008.  Mr. Beit-On is a seasoned executive with over 25 years of management leadership in the IT industry and an extensive investment and exit record.  He is a co-founder of the Viola Group, one of the original co-founders of Carmel Ventures and the founder of Viola Private Equity.  Mr. Beit-On was the former CEO, President & Chairman of Tecnomatix (NASDAQ: TCNO), a leading provider of complete enterprise software solutions for process management and collaboration, where he led the company for over eight years.  In 2005, he led the successful sale of Tecnomatix to UGS, a global leader in the Product Lifecycle Management, for $228 million.  Mr. Beit-On served as Chairman of ECtel (NASDAQ:ECTX) from 2004 to 2006 and led the company’s successful turnaround.  He is the Chairman of Lumenis Ltd., where he led an investment of $150 million, acquiring 80% of the company’s shares.  He is the Chairman of Lumenis Ltd. (NASDAQ: LMNS) since 2006.  He is also a member of the Boards of Directors of the following companies:  Matomy Media Group Ltd. (LSE: MTMY), Zend Technologies Ltd. and Aeronautics Ltd., and the Chairman of B. Gaon Holdings Ltd. (TASE: GAON) and Middle East Tube Co. Ltd. (TSAE: TUBE), all of which are portfolio companies of Viola Private Equity.  Mr. Beit-On has a B.A. in Economics from the Hebrew University in Jerusalem and an MBA from Massachusetts Institute of Technology.

Yigal Berman has been a member of our board of directors since December 2013, and is the Vice President, Chief Financial Officer and Secretary of Inter-Gamma Investment Company Ltd., one of our principal shareholders (through its indirect subsidiary Del-Ta Engineering Equipment Ltd.).  Mr. Berman served as our director from June 1993 through October 2007, and has served as an observer to our board of directors since October 2007.  Mr. Berman serves as a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Rapac Communication & Infrastructure Ltd., a holding company that primarily operates in the fields of communication, energy, computers and military systems and is publicly traded on the Tel Aviv Stock Exchange, Orpak Systems Ltd., a company engaged in computerized fuel management and payment systems, and Orpak’s holding company, O.R.T. Technologies Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mr. Berman holds a B.A. in Economics and an M.B.A. from Tel Aviv University.

Alexander Milner, a member of our board of directors since January 2012 (and a prior member of our board of directors from December 2006 until April 2011), is the Chairman of Rapac Communication & Infrastructure Ltd.  Mr. Milner was the Managing Director of Rapac Communication & Infrastructure Ltd. from 1989 until the end of 2006. Prior to that, Mr. Milner was Corporate Vice President and General Manager of the communications group of Tadiran Electronics Ltd.  Mr. Milner is also the Managing Director of O.R.T. Technologies Ltd., a public company traded on the Tel Aviv Stock Exchange, and the Chairman of Orpak Systems Ltd. and Transway Ltd.  Mr. Milner received an M.Sc. degree in Electrical Engineering from the Technion in Israel and is a graduate of the Advanced Management Program from INSEAD/Stanford University.

Ron Oren, a member of our board of directors since March 2006, is the Chief Executive Officer and President of Rapac Communication & Infrastructure Ltd.  Mr. Oren served as Vice President – Business Development of Rapac Communication & Infrastructure Ltd. from July 2005 until the end of 2006.  Prior to his engagement at Rapac Communication & Infrastructure Ltd., Mr. Oren served as the Technology Manager of Delta Film Ltd., the largest importer of photographic materials and products in Israel, from July 2001 to July 2005, and as the Logistic Control Manager of Orbotech Ltd., a company that develops equipment for inspecting and imaging circuit boards and display panels, from February 1999 to June 2001. He is also a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Del-Ta Engineering Equipment Ltd., Orpak Systems Ltd. and O.R.T. Technologies Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mr. Oren holds a B.Sc. in Industrial and Management Engineering from the Technion – Israel Institute of Technology and an M.B.A. from the Herzliya Interdisciplinary Center.

David Rivel, our founder and Chief Executive Officer from 1991 through June 2012, is also one of our directors.  Mr. Rivel is an electronic, computers and communications engineer with over 30 years of experience in radio frequency communications, antennas, video, television and satellite communication.  He is responsible for the development and implementation of our strategy, our business development and the overall management of our company.  He holds an M.Sc. degree in Electrical Engineering from the Technion – Israel Institute of Technology, Be’er Sheva Campus, and is a member of the Institute of Electrical and Electronics Engineers (IEEE), World Teleport Association and Society of Satellite Professionals Association.  He is the father of Lior Rival, our Chief Commercial Officer and Marketing, and Maya Rival, our Vice President – Procurement and Special Projects.

Yaron Sheinman has been a member of our board of directors since December 2013.  Mr. Sheinman has been the Chairman of Ananey Communications Ltd., an Israeli TV content developer and provider, since 2010.  Prior to joining Ananey Communications, Mr. Sheinman was the founder, CEO and chairman of the board of directors of BVR Technologies Ltd., one of the first Israeli start-ups - from its commencement in 1987 through 2004.  In his capacity with BVR Technologies, Mr. Sheinman started several subsidiaries, including Nexus Telocation (NASDAQ: PNTR), NexusData, VIZRT (OSE: VIZ) BVR Systems (NASDAQ: BVRS) and Unisfair.  In addition, Mr. Sheinman was involved in several privately-held Israeli companies.  Previously, he acted as an independent consultant to Israel Aircraft Industries for the development of avionics systems.  Mr. Sheinman served as a combat pilot with the Israeli Air Force (including reserve service) for 15 years.

Ayal Shiran has been a member of our board of directors since March 2014, and is a General Partner in Viola Private Equity, an Israeli private equity fund. Prior to joining Viola Private Equity, Mr. Shiran served as President of Amdocs (NYSE:DOX) Customer Business Group from 2008 to 2013 with extensive responsibilities that ranged from managing a large portion of Amdocs’ business operations, strengthening Amdocs’ customer business worldwide to leading a team of Division Presidents in targeting emerging businesses new to Amdocs’ existing portfolio. Mr. Shiran also managed cross-divisional issues and was responsible for seeking out new opportunities within existing customers. Mr. Shiran and his team were responsible for evaluating new technology and business models and for identifying and executing potential acquisition transactions. Prior to his appointment as Amdocs’ Customer Business Group President, Mr. Shiran held the position of Amdocs’ Division President responsible for the AT&T group of companies, including SBC, Bellsouth and Cingular, from 2004 to 2008. Before joining Amdocs in 2004, Ayal served as Acting Vice President at TTI Team Telecom International (Nasdaq: TTIL, later acquired by TEOCO Corporation), where he was responsible for all project deliveries and follow-up sales in the Americas region. Mr. Shiran holds a Master’s degree in Computer Engineering from the Technion – Israel Institute of Technology.

We are proposing to adopt the following resolutions:

RESOLVED, to reelect Dr. Shlomo Shamir to serve as a director on the Board of Directors of RRsat Global Communications Network Ltd. (“RRsat”) until the 2015 annual meeting of shareholders of RRsat.

FURTHER RESOLVED, to reelect Harel Beit-On to serve as a director on the Board of Directors of RRsat until the 2015 annual meeting of shareholders of RRsat.

FURTHER RESOLVED, to reelect Yigal Berman to serve as a director on the Board of Directors of RRsat until the 2015 annual meeting of shareholders of RRsat.

FURTHER RESOLVED, to reelect Alexander Milner to serve as a director on the Board of Directors of RRsat until the 2015 annual meeting of shareholders of RRsat.

FURTHER RESOLVED, to reelect Ron Oren to serve as a director on the Board of Directors of RRsat until the 2015 annual meeting of shareholders of RRsat.

FURTHER RESOLVED, to reelect David Rivel to serve as a director on the Board of Directors of RRsat until the 2015 annual meeting of shareholders of RRsat.

FURTHER RESOLVED, to reelect Yaron Sheinman to serve as a director on the Board of Directors of RRsat until the 2015 annual meeting of shareholders of RRsat.

FURTHER RESOLVED, to reelect Ayal Shiran to serve as a director on the Board of Directors of RRsat until the 2015 annual meeting of shareholders of RRsat.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to reelect the following directors.

ITEM 2 – PROPOSAL TO APPROVE THE CHANGE OF THE COMPANY’S NAME

Over the course of the last few months, our management has evaluated, with the assistance of professional advisors, the possibility of rebranding the company to address the evolution in the company’s current and targeted portfolio of business towards the media market, and the direction of the company’s target markets.  Following its thorough analysis, our management and Board of Directors have recommended to change the company’s name to RR Media Ltd. and to rebrand the company as RR Media.

Accordingly, our Board of Directors has approved, and recommends that the shareholders approve, an amendment to our Articles of Association to change the name of the company from RRsat Global Communications Network Ltd. to RR Media Ltd.  The change to the company’s name will become effective only following the approval and authorization of the Israeli Registrar of Companies and the issuance by the Registrar of a “Name Change Certificate”.

We therefore propose that the following resolution be adopted:

RESOLVED, to change the name of the company from RRsat Global Communications Network Ltd. to RR Media Ltd. or such similar name as determined by the Board of Directors and approved by the Israeli Registrar of Companies, and to amend the Articles of Association to reflect the name change.

The affirmative vote of the holders of at least 60% of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to approve the change to the company’s name.

ITEM 3 – PROPOSAL TO APPROVE CHANGES TO THE COMPENSATION TERMS
OF OUR CHIEF EXECUTIVE OFFICER

In 2012, we entered into an employment agreement with Avi Cohen pursuant to which he agreed to serve as our Chief Executive Officer.  Pursuant to the terms of the employment agreement, the Chief Executive Officer was entitled to a base monthly salary of NIS 80,000 and an annual bonus consisting of 1% of RRsat’s operating profit (the “Operating Profit Bonus”) and an annual performance bonus with a target of eight monthly salaries which may be increased to up to 12 months’ salary (the “Annual Performance Bonus”).  In addition, in June 2012, the Chief Executive Officer was granted options to acquire 250,000 of our Ordinary Shares with an exercise price of $5.22 (subject to certain adjustments), with vesting dates ranging from June 2014 to June 2016 (the “Equity Compensation”).  The compensation received by the Chief Executive Officer in 2013 is described above under the heading “Beneficial Ownership of Securities by Certain Beneficial Owners; Executive Compensation”.

Our Compensation Committee has reviewed the Chief Executive Officer’s compensation package and recommended to amend its terms, effective January 1, 2014.  Pursuant to the new recommended terms, the Chief Executive Officer’s base monthly salary shall increase from NIS 80,000 to NIS 96,215 and in exchange, his bonus entitlement shall be reduced proportionally, by eliminating his right to the Operating Profit Bonus.  Due to the setoff, the compensation expense to RRsat would be approximately the same amount following the implementation of the change to the Chief Executive Officer’s compensation package.  The change would not affect the Chief Executive Officer’s Equity Compensation or entitlement to the Annual Performance Bonus based on measurable revenue and profit target and personal objectives, which shall remain unchanged.

In making its recommendation, the Compensation Committee considered several factors, including comparable industry data, data of peer companies in our industry, the responsibilities and duties performed by the Chief Executive Officer, the compensation for comparably situated chief executive officers, as well as certain other factors prescribed by the Israeli Companies Law and our executive compensation policy.  Our Board of Directors approved the recommendation of the Compensation Committee and the Chief Executive Office has agreed to the proposal.

In accordance with Israel’s Companies Law the amendment to the compensation terms of the Chief Executive Officer require the approval of the Compensation Committee, the Board of Directors and the shareholders in that order.

We are proposing to adopt the following resolution:

RESOLVED, to approve the amendments to the Compensation Terms of Mr. Avi Cohen, RRsat’s Chief Executive Officer, as described in Item 3 of the Proxy Statement, effective January 1, 2014.

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve the resolution to amend the terms of the Chief Executive Officer’s compensation terms.  In addition, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the resolution, or the total shares of non-interested shareholders voted against the resolution must not represent more than two percent of our outstanding Ordinary Shares.

For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the adoption of the proposal to amend the terms of the Chief Executive Officer’s compensation terms, as described above.  Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, otherwise than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal.  In addition, you are deemed to have a personal interest if a company, other than RRsat, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our shares, or to a matter that is not related to a relationship with a controlling shareholder.

ITEM 4 – PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT PUBLIC ACCOUNTANTS
REVIEW AND DISCUSSION OF OUR 2013 CONSOLIDATED FINANCIAL STATEMENTS

Our Audit Committee and Board of Directors have appointed Somekh Chaikin, an Israeli accounting firm that is a member of KPMG International, as our independent public accountants for 2014.

Representatives of Somekh Chaikin will attend the meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the meeting.  In accordance with Section 60(b) of Israel’s Companies Law, you are invited to discuss our 2013 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or to our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2013, including our 2013 audited consolidated financial statements, is available on our website at www.rrsat.com.  To have a printed copy mailed to you, please contact us at RRsat’s executive offices at RRsat Building, Negev Street, Airport City 7019900, Israel; tel: +972-3-928-0808, email: investors@rrsat.com.

We are proposing to adopt the following resolution:

RESOLVED, that the appointment of Somekh Chaikin, a member of KPMG International, as RRsat’s independent public accountants for 2014 be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

ADDITIONAL INFORMATION

Voting Restrictions.  We conduct our operations pursuant to licenses granted to us by the Ministry of Communications of the State of Israel.  Our Articles of Association and the licenses contain provisions that may cause the suspension of voting rights of holders of our Ordinary Shares if such holder (that was not one of our shareholders prior to our initial public offering) becomes a beneficial holder of 10% or more of our Ordinary Shares or acquires our Ordinary Shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Minister of Communications of the State of Israel.  Ordinary Shares held in breach of these limits may be considered dormant shares and will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings).  Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares.

Any shareholder seeking to vote at the Annual General Meeting must notify us prior to the vote if any of the shareholder’s holdings in RRsat or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control of RRsat, in each case as specified in Article 12A of our Articles of Association and in Section 1(b) to Annex H of our Special License No. 5-10439-0-96224 and in Section 1(b) to Annex H of our Special License No. 5-10439-2-95049, and such consent was not previously obtained.  Unless indicated otherwise in the proxy card, by signing and sending the enclosed proxy card, each shareholder certifies to RRsat that neither the shareholder’s holdings nor the shareholder’s vote requires the consent of the Minister of Communications of the State of Israel, or that such consent was obtained.

By Order of the Board of Directors, Dr. Shlomo Shamir Chairman of the Board of Directors

Dated: September 15, 2014